P&O

Established 1837

04046130

Company Secretariat
The Peninsular and Oriental
Steam Navigation Company
78 Pall Mall
London SW1Y 5EH

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall,
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

Securities & Exchange Commission
Division of Corporate Finance
Room ~~3094~~ (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

3011 32

4 November 2004

82-2083

Dear Sirs

P&O TRADING UPDATE: JULY TO SEPTEMBER 2004

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

B

Sylvia Freeman
Company Secretariat

enc

dlw 11/17